EXHIBIT 3.1

Certificate of Amendment to Articles of Incorporation

For Nevada Profit Corporations

(Pursuant to NRS 78.385 and 78.390 - After Issuance of Stock)

1.	Name of corporation:

Viking Energy Group, Inc.

2.	The articles have been amended as follows: (provide article numbers, if available)

Article III – Authorization to Issue Capital Stock

The aggregate number of shares which the Corporation shall have the authority to issue is Five Hundred Million (500,000,000) shares of Common Stock, having a par value of $0.001 per share, and Five Million (5,000,000) shares of Preferred Stock, having a par value of $0.001 per share. . . . - CONTINUED ON THE ATTACHED EXHIBIT A.

3.

 The vote by which the stockholders holding shares in the corporation entitling them to exercise at least a majority of the voting power, or such greater proportion of the voting power as may be required in the case of a vote by classes or series, or as may be required by the provisions of the articles of incorporation* have voted in favor of the amendment is:

78%

4.	Effective date and time of filing: (optional)	Date:	Time:
(must not be later than 90 days after the certificate is filed)

5.	Signature: (required)

X /s/ James Doris

Signature of Officer

*If any proposed amendment would alter or change any preference or any relative or other right given to any class or series of outstanding shares, then the amendment must be approved by the vote, in addition to the affirmative vote otherwise required, of the holders of shares representing a majority of the voting power of each class or series affected by the amendment regardless to limitations or restrictions on the voting power thereof.

IMPORTANT: Failure to include any of the above information and submit with the proper fees may cause this filing to be rejected.

This form must be accompanied by appropriate fees.	Nevada Secretary of State Amend Profit-After Revised: 1-5-15

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Exhibit A

ARTICLE III

AUTHORIZATION TO ISSUE CAPITAL STOCK

The aggregate number of shares which the Corporation shall have the authority to issue is Five Hundred Million (500,000,000) shares of Common Stock, having a par value of $0.001 per share, and Five Million (5,000,000) shares of Preferred Stock, having a par value of $0.001 per share. All Common Stock of the Corporation shall be of the same class and shall have the same rights and preferences. The Corporation shall have authority to issue the shares of Preferred Stock in one or more series with such rights, preferences and designations as determined by the Board of Directors of the Corporation. Authority is hereby expressly granted to the Board of Directors from time to time to issue Preferred Stock in one or more series, and in connection with the creation of any such series, by resolution or resolutions providing for the issue of the shares thereof, to determine and fix such voting powers, full or limited, or no voting powers, and such designations, preferences and relative participating, optional or other special rights, and qualifications, limitations or restrictions thereof, including without limitation thereof, dividend rights, special voting rights, conversion rights, redemption privileges and liquidation preferences, as shall be stated and expressed in such resolutions, all to the extent now or hereafter permitted by the Nevada Revised Statutes. The Corporation’s prior Certificates of Designation on file with the State of Nevada for such series of Preferred Stock, as they may have been amended, are hereby retained and ratified. Full-paid stock of the Corporation shall not be liable to any further call or assessment.

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